Exhibit 1.A. (5)(b3)

GUARANTEE OF INSURABILITY RIDER

Tandem Insurance Group, Inc.	Chicago,
Illinois

Guarantee of Insurability Rider

This rider gives the owner the right to pay the planned periodic premiums shown in Policy Schedule 1 without our requiring a medical examination or other proof that you are still insurable.

Requirement for Each Planned Periodic Premium Under This Rider	• We must receive the planned periodic premium while you are alive and not more than 30 days before or 30 days after a date shown in Policy Schedule 1 on which planned periodic premiums may be paid.

• If the owner does not make a planned periodic premium within the period indicated, this rider will end.

Charge for This Rider	The charge, if any, for this rider is shown in Policy Schedule 3. This charge will be deducted from the investment base on the policy processing dates after the policy date while this rider is in effect.

When This Rider Ends	This rider will end on the earliest of the following:

• Upon written request from the owner;

• 30 days after the last date shown in Policy Schedule 1 on which a planned periodic premium may be paid;

• The failure to make a planned periodic premium payment within the period indicated above; or

• The date this policy ends.

This rider is part of the policy to which it’s attached.

Secretary	President

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